Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

On April 29, 2019, Anadarko Petroleum Corporation (“Anadarko”) issued the following press release.

ANADARKO INTENDS TO RESUME NEGOTIATIONS WITH OCCIDENTAL

HOUSTON, April 29, 2019 – Anadarko Petroleum Corporation (NYSE: APC) today announced that it intends to resume negotiations with Occidental Petroleum Corporation in response to Occidental’s proposal to acquire Anadarko, which was announced by Occidental on April 24, 2019 (the “Occidental Proposal”). As disclosed previously, Anadarko entered into a definitive merger agreement with Chevron Corporation on April 11, 2019 (the “Chevron Merger Agreement”).

Anadarko is resuming its earlier negotiations with Occidental because Anadarko’s board of directors, following consultation with its financial and legal advisors, has unanimously determined that the Occidental Proposal could reasonably be expected to result in a “Superior Proposal” as defined in the Chevron Merger Agreement. The Occidental Proposal reflects significant improvement with respect to indicative value, terms and conditions, and closing certainty as compared to any previous proposal Occidental made to Anadarko.

Under the Occidental Proposal, Occidental would acquire Anadarko in a transaction with consideration comprised of $38.00 in cash and 0.6094 of a share of Occidental common stock per share of Anadarko common stock.

Under the Chevron Merger Agreement, Chevron would acquire Anadarko in a transaction with consideration comprised of $16.25 in cash and 0.3869 of a share of Chevron common stock per share of Anadarko common stock.

The Anadarko board’s determination allows Anadarko to resume negotiations with Occidental in accordance with the Chevron Merger Agreement. The Chevron Merger Agreement remains in effect and accordingly the Anadarko board reaffirms its existing recommendation of the transaction with Chevron at this time.

There can be no assurance that negotiations with Occidental will result in a transaction that is superior to the pending transaction with Chevron. Further, the terms of any transaction with Occidental may vary from those reflected in the Occidental Proposal.

Evercore and Goldman Sachs & Co. LLC are acting as financial advisors to Anadarko. Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Anadarko.

Anadarko Contacts

INVESTORS:

Mike Pearl, mike.pearl@anadarko.com, 832.636.3271

Kyle Deakins, kyle.deakins@anadarko.com, 832.636.2354

Jon VandenBrand, jon.vandenbrand@anadarko.com, 832.636.1007

Arthur Crozier / Larry Miller

Innisfree M&A Incorporated

212-750-5833

MEDIA:

John Christiansen, john.christiansen@anadarko.com, 832.636.8736

Stephanie Moreland, stephanie.moreland@anadarko.com, 832.636.2912

Matthew Sherman / Dan Katcher / Scott Bisang / Matt Gross

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

On April 29, 2019, Anadarko distributed the following email to its employees.

Good morning. There has been a lot of activity since our last email, and we wanted to provide you with an update on the recent news regarding the potential merger of our company with either Chevron or Occidental Petroleum Corporation (Oxy).

Despite the distraction of the current situation, please continue to keep minds on task and be safe. The uncertainty understandably makes it difficult to focus on day-to-day responsibilities. Above all else, remember the only work worth doing is work done safely. The most important thing we can do is stay focused on daily priorities and operate with personal safety, the safety of others, and adherence to safe practices at the forefront of our minds.

This morning, the company issued a news release announcing that it will resume negotiations with Oxy in its response to its recently announced proposal to acquire our company.

The decision to resume negotiations with Oxy was made because the APC board of directors has carefully reviewed the most recent Oxy proposal and unanimously determined that Oxy’s revised proposal could reasonably be expected to result in a “Superior Proposal” as defined in the Merger Agreement with Chevron that was entered into on April 11, 2019. Compared to any previous proposal Oxy made to APC, Oxy’s April 24 proposal reflects a significant improvement in implied per-share value with revised terms and conditions that improve closing certainty.

Notwithstanding our board’s decision to resume negotiations with Oxy, it is important to remember that we remain subject to the terms of our merger agreement with Chevron. Accordingly, our board reaffirms its existing recommendation of the transaction with Chevron at this time. There also can be no assurance that the negotiations with Oxy will result in a transaction that is superior to the pending transaction with Chevron. As we have previously communicated, our board has a fiduciary responsibility to act, and remains committed to acting in the best interests of the company and all Anadarko shareholders. In fulfilling this responsibility, the board will continue to consider the advice of the multiple financial, legal and other advisors engaged by the company to assist with the evaluation of the proposals we have received.

Additional updates will be provided as permissible and appropriate during this process, and continuous updates to the Frequently Asked Questions will be made as the go-forward path becomes more clear. As a reminder, per company policy, please forward any calls or emails from the media to John Christiansen at john.christiansen@anadarko.com or +1 832.636.8736 and any calls or emails from investors or analysts to Mike Pearl at mike.pearl@anadarko.com or +1 832.636.3271.

Thank you for your continued hard work, and please LiveSAFE.

Sincerely,

Danny Brown, Ben Fink, Bob Gwin, Mitch Ingram, Amanda McMillian, and Al Walker

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Chevron’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Chevron to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://www.chevron.com/investors/financial-information#secfilings and on the SEC’s website at http://www.sec.gov.